June 8, 2012

Via EDGAR

Securities and Exchange Commission
100 F Street, NE.
Washington, D.C.  20549
Attn:	Kathryn Sears McHale, Esquire Division of Corporation Finance

Re:	Banner Corporation Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 13, 2012 Proxy Statement on Schedule 14A Filed March 21, 2012 File No. 000-26584

Dear Ms. McHale:

This letter sets forth the responses of Banner Corporation (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 5, 2012 in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the Commission on March 13, 2012 and Proxy Statement on Schedule 14A filed with the Commission on March 21, 2012.

The relevant text of the Staff’s comments has been included in this letter.  The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Performance Graph, page 32

Comment 1. In future filings, please disclose the identities of the issuers in each peer group as required by Instruction 5 to Item 201(e).

Response:  The Company’s performance graph is prepared using “The cumulative total return, assuming reinvestment of dividends, of a published industry or line-of-business index” as provided by Section (3)(1)(A) of Regulation S-K.  Section 201(e)(3) defines the term “published industry or line-of business index”, as “any index that is prepared by a party other than the registrant or an affiliate and is accessible to the registrant’s security holders…”.   The Company’s securities are listed on the NASDAQ Global Select Market and it uses the NASDAQ Composite Index as well as the SNL Bank $1 billion to $5 billion Index and the SNL Bank NASDAQ Index to prepare its performance graph.  The SNL Bank $1 billion to $5 billion Index and the SNL Bank NASDAQ Index are recognized published industry indices, with the SNL Bank NASDAQ Index comprised of 281 financial institutions.  The instructions for Item 201(e), paragraph 5, state that “If the registrant uses a peer issuer(s) comparison or comparison with issuer(s) with similar market capitalizations, the identity of those issuers must be disclosed and the returns of each component issuer of the group must be weighted according to the respective issuer's stock market capitalization at the beginning of each period for which a return is indicated.”  The Company does not utilize an index based on its peer issuers.  As a result, there is no requirement to identify each of the

Securities and Exchange Commission
June 8, 2012

issuers, which in this case would include the 281 financial institutions that comprise the SNL Bank NASDAQ Index.  The Company has elected, instead and as provided by Section 201(e)(1)(ii)(A) of Regulation S-K, to prepare its performance graph based on “a published industry or line-of-index” method.

Notes to Consolidated Financial Statements

Note 6: Loans Receivable and the Allowance for Loan Losses, page 106

Comment 2. We note the disclosure on page 108 following the impaired loan table, that the Company had “additional commitments to advance funds up to amount of $155 million related to troubled debt restructurings” at December 31, 2011. The disclosure on page 21 following the impaired loan table in the March 31, 2012 Form 10-Q, addresses “additional commitments to advance funds up to an amount of $363,000 related to impaired loans.” So that we may have a better understanding of these different disclosures, please provide us with sufficient clarifying information addressing both the disclosure differences as well the levels of additional commitments at each reporting period in light of the levels of both troubled debt restructurings and impaired loans at these dates.

Response.  The Company notes that the impaired loan table on page 108 is in thousands, in contrast to the number given in the sentence immediately following the impaired loan table which is the actual number ($155,000), that is not $155 million.  Similarly, this also occurred in the Company’s March 31, 2012 Form 10-Q, where the table on page 21 is in thousands and the number given in the sentence following the table is the actual number ($363,000).

*      *      *

Additionally, in response to the Staff=s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company=s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at (509) 526-8896 or lbaker@bannerbank.com.

Sincerely,

/s/ Lloyd W. Baker

Lloyd W. Baker Executive Vice President, Chief Financial Officer

cc:           Jonathan E. Gottlieb, Esquire, Division of Corporation Finance, Securities and
   Exchange Commission
Mark J. Grescovich, President and Chief Executive Officer, Banner Corporation
Albert H. Marshall, Vice President and Secretary, Banner Corporation
John F. Breyer, Jr., Breyer & Associates PC